FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Roberts Geoffrey D.	2. Issuer Name and Ticker or Trading Symbol Entergy Corporation (ETR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) "Officer" Pusuant to Section 16 Rules
(Last) (First) (Middle) Entergy Corporation 20 Greenway Plaza, Suite 1025	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/14/02
(Street) Houston, , TX 77046		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Entergy Corporation Common Stock	11/14/02		M(1)		40,342	A	28.0265		D
Entergy Corporation Common Stock	11/14/02		F		31,848 (1)	D	43.2558		D
Entergy Corporation Common Stock	11/14/02		J		8,494 (1)	D	43.2558		D
Entergy Corporation Common Stock								1,239	I	Savings Plan Balance 09/30/02
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	28.0265	11/14/02		M			40,342	Note 2(2)	03/01/09	ETR Common	40,342		0

Explanation of Responses:

(1) Filing individual engaged in cashless exercise of in-the-money stock options, exempt under Rule 16b-6(b). The shares subject to the option were sold on the same day that the options were exercised. The sales took place over the course of the day at six different prices. Although the average sale price is shown in Column 4, the actual prices were: 34,100 shares at 43.25; 700 shares at 43.26; 100 shares at 43.27; 300 shares at 43.28; 4,100 shares at 43.29; and 1,042 shares at 43.30. A portion of the sale price of the shares (Code F) was used to pay the exercise price, commission and the tax withholding. The remaining portion of the sale price of the shares (Code J) was retained by the the filing individual.
(2) Of the 150,000 options granted on March 1, 1999, one-fourth of the options became exercisable on each of the first four anniversary date of the grant.

By: /s/ Christopher T. Screen for Geoffrey D. Roberts **Signature of Reporting Person	11/15/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.